SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 16, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683 -1

SUBSCRIBED AND PAID-IN CAPITAL - R$10,000,000,000.00

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON OCTOBER 13, 2014

DATE, TIME AND VENUE: October 13, 2014, at 11:30 a.m., at the Company's headquarters, located at Rua Costa Carvalho, nº 300, in the city and state of São Paulo.

CALL NOTICE: The Call Notice was published in the September 13, 16 and 17, 2014, editions of the Diário Oficial do Estado de São Paulo and Valor Econômico newspaper.

ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per the signatures in the Shareholders’ Attendance Book.

Jerônimo Antunes, member of the Board of Directors and Coordinator of the Audit Committee, John Emerson Silva, an Investor Relations Analyst, Cristina Margarete Wagner Mastrobuono, representing the shareholder São Paulo State Finance Department, Angela Beatriz Airoldi, Investor Relations Manager, Priscila Costa da Silva, an Investor Relations Analyst, and Beatriz Helena de Almeida e Silva Lorenzi, a lawyer in the Legal Department, also attended the meeting.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretaries: Marli Soares da Costa and Marialve de Sousa Martins.

PUBLICATIONS: The Management’s Proposal and other relevant documents were made available to shareholders at the Company’s headquarters and on its website, as well as on the websites of the CVM and the BM&FBOVESPA.

AGENDA: I. The addition of one more member to the current Board of Directors. II. The election of the new member of the Board of Directors, for the remainder of the 2014-2016 term of office.

CLARIFICATIONS: 1) The matters were appraised by the State Capital Defense Council – CODEC, the object of Proceeding S.F. nº 12091-1184466/2014, whose vote recommendation presented by the representative of the shareholder São Paulo State Finance Department is included in CODEC Report 117/2014 of October 3, 2014.

RESOLUTIONS:

Subsequently, the Chairman opened discussion on item I of the Agenda, the addition of one more member to the current Board of Directors. The representative of the shareholder São Paulo State Finance Department, Cristina Margarete Wagner Mastrobuono, took the floor, and based on Codec Report 117/2014, proposed to determine the number of members of Sabesp’s Board of Directors at ten (10). After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Finance Department was approved by a majority vote, abstentions and negative votes having been duly noted.

Subsequently, the Chairman discussed item II of the Agenda, the election of the new member of the Board of Directors for the remainder of the 2014-2016 term of office. The representative of the shareholder São Paulo State Finance Department, attorney-in-fact Cristina Margarete Wagner Mastrobuono, took the floor and, based on the above-mentioned Codec Report, indicated SIDNEI FRANCO DA ROCHA as the new member of the Board of Directors, for the remainder of the two (2)-year term of office ending April 2016. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Finance Department was approved by a majority vote, abstentions and negative votes having been duly noted  .

The Board member hereby elected shall perform his duties pursuant to the Company’s Bylaws, with a unified term-of-office until the Shareholder’s Meeting that resolves on the approval of the accounts for the year ending December 31, 2015, in compliance with the caput of Article 140 of Federal Law 6404/76, and his compensation will be determined pursuant to CODEC Report 001/2007, provided that he complies with the conditions set forth in CODEC Report 116/2004. He will also be entitled to pro rata temporis bonuses, paid in December, pursuant to Article 4 of CODEC Resolution 001/91.

Investiture in the position shall comply with the requirements and procedures provided for by Brazilian Corporation Law and other legal provisions in force, including those related to the delivery of the Statement of Assets, which shall abide by the applicable state regulation, to the signature of the statement declaring the absence of legal impediments as well as the Term of Commitment, provided for in the Listing Regulations of the Novo Mercado trading segment of the São Paulo Stock Exchange.

Given the above-mentioned resolutions, the Board of Directors is therefore composed as follows: Chairman: Mauro Guilherme Jardim Arce, Brazilian, married, electrical engineer, bearer of identification document (RG) no. 2.550.634 issued by SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 107.894.648-53; Board Members: Dilma Seli Pena, Brazilian, divorced, geographer and holder of a master’s degree in public administration, bearer of identification document (RG) no. 216.219 issued by SSP/DF and inscribed in the roll of individual taxpayers (CPF) under no. 076.215.821-20; Alberto Goldman, Brazilian, in steady union, civil engineer, bearer of identification document (RG) no. 2.049.085-9 issued by SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 011.110.948-53; Claudia Polto da Cunha, Brazilian, married, lawyer, bearer of identification document (RG) no. 18.205.781-1 issued by SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 127.276.788-43; Walter Tesch, Brazilian, married, sociologist, bearer of identification document (RG) no. 098.629 issued by SSP/DF and inscribed in the roll of individual taxpayers (CPF) under no. 334.124.720-34; Francisco Vidal Luna, Brazilian, married, economist, bearer of identification document (RG) no. 3.500.003 issued by SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 031.950.828-53; Jerônimo Antunes, Brazilian, married, accountant and business administrator, bearer of identification document (RG) no. 7.988.834-3 issued by SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 901.269.398-53; Reinaldo Guerreiro, Brazilian, married, accountant, bearer of identification document (RG) no. 6.156.523-4 issued by SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 503.946.658-72; Sidnei Franco da Rocha, Brazilian, married, lawyer, bearer of identification document (RG) no. 3.938.426-3 issued by SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 263.126.468-15; and Luís Eduardo Assis, Brazilian, separated, economist, bearer of identification document (RG) no. 5.906.923 issued by SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 033.426.558-44, all of whom domiciled at Rua Costa Carvalho nº 300 – Pinheiros, in the city and state of São Paulo.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Extraordinary Shareholders’ Meeting was adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretaries and the attending shareholders, who constituted the quorum necessary for the resolutions taken.

DOCUMENTS FILED at the Company’s Secretariat – PPS. The proxies of the shareholder representatives listed below, accompanied by their voting records, will be filed at the Company’s headquarters, duly numbered and signed by the Presiding Board, as well as the other documents mentioned above.

São Paulo, October 13, 2014.

JERÔNIMO ANTUNES
Chairman
CRISTINA MARGARETE W. MASTROBUONO (representing the shareholder São Paulo State Finance Department)

MARLI SOARES DA COSTA Secretary	MARIALVE DE SOUSA MARTINS
Secretary

CAMILA PUPO PALOMARES (representing the shareholder The Bank Of New York Mellon-ADR department)	DANIEL ALVES FERREIRA (representing the shareholders Itaú Unibanco S.A.) AMUNDI FUNDS ARROWSTREET US GROUP TRUST HFR HE LAZARD GLOBAL HEXAGON MASTER TRUST LAZARD GLOBAL HEXAGON MASTER F LP

DANIEL ALVES FERREIRA (representing the shareholders Banco Santander Brasil S.A.) AMUNDI ACTIONS EMERGENTS CPR GLOBAL INFRASTRUCURES FDA 21 GRD21

DANIEL ALVES FERREIRA

(representing the shareholders HSBC Corretora de Títulos e Valores Mobiliários S.A,)

HSBC INTERNATIONAL SELECT FUND - MULTIALPHA GLOBAL EMERGING MARKETS EQUITY

FIRST STATE GLOBAL UMBRELLA FUND PLC RE FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

DANIEL ALVES FERREIRA

(representing the shareholders, J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)

BRITISH COAL STAFF SUPERANNUATION SCHEME

CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

JP MORGAN CHASE RETIREMENT PLAN

MISSOURI EDUCATION PENSION TRUST

NORGES BANK

NVIT DEVELOPING MARKETS FUND

NVIT EMERGING MARKETS FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC

SBC MASTER PENSION TRUST

SCHRODER QEP EMERGING MARKETS FUND

STATE OF NEW MEXICO STATE INVESTMENT COUNCIL

STATE OF WYOMING

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE HARTFORD GLOBAL REAL ASSET FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

VANGUARD INVESTMENT SERIES, PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

DANIEL ALVES FERREIRA

(representing the shareholders Citibank N.A)

ACADIAN EMERGING MARKETS EQUITY FUND

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO

ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO

AGF INVESTMENTS INC

ALASKA PERMANENT FUND

ALLIANCEBERNSTEIN TAX-MANAGED BALANCED WEALTH STRATEGY

ALLIANCEBERNSTEIN TAX-MANAGED WEALTH APPRECIATION STRATEGY

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST

ARIZONA PSPRS TRUST

ASCENSION HEALTH MASTER PENSION TRUST

AT&T UNION WELFARE BENEFIT TRUST

BELL ATLANTIC MASTER TRUST

BELLSOUTH CORPORATION RFA VEBA TRUST

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND

BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST

BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

BRUNEI INVESTMENT AGENCY

BRUNEI INVESTMENT AGENCY

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CF DV EMERGING MARKETS STOCK INDEX FUND

CIBC EMERGING MARKETS INDEX FUND

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

COLLEGE RETIREMENT EQUITIES FUND

COMMONWEALTH SUPERANNUATION CORPORATION

CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND

DB X -TRACKERS MSCI BRAZIL HEDGED EQUITY FUND

DB X-TRACKERS MSCI ALL WORLD EX-US HEDGED EQUITY FUND

DESJARDINS GLOBAL INFRASTRUCTURE FUND

DREYFUS INVESTMENT FUNDS - DIVERSIFIED EMERGING MARKETS FUND

EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND

EGSHARES BRAZIL INFRASTRUCTURE ETF

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

EMPLOYEES RETIREMENT SYSTEM OF TEXAS

ENSIGN PEAK ADVISORS, INC.

EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS

FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND

FIDELITY LATIN AMERICA FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF

FIRST TRUST LATIN AMERICA ALPHADEX FUND

FLORIDA RETIREMENT SYSTEM TRUST FUND

FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST

FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST

FUTURE FUND BOARD OF GUARDIANS

FUTURE FUND INVESTMENT COMPANY NO.2 PTY LTD

GMAM INVESTMENT FUNDS TRUST

GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST

GMO FUNDS PLC

GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC

GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST

GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND

GMO WORLD EX - UK EQUITY FUND

HAND COMPOSITE EMPLOYEE BENEFIT TRUST

HEWLETT PACKARD COMPANY TAX SAVING CAPITAL ACCUMULATION PLAN - ALLIANCE BERNSTEIN

IBM 401(K) PLUS PLAN

IBM DIVERSIFIED GLOBAL EQUITY FUND

ILLINOIS STATE BOARD OF INVESTMENT

ING (L) INVEST EMERGING MARKETS HIGH DIVIDEND

ING EMERGING MARKETS EQUITY DIVIDEND FUND

ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

ING EMERGING MARKETS INDEX PORTFOLIO

IPM EQUITY UMBRELLA FUND - IPM RAFI® EMERGING MARKETS FUND

ISHARES II PUBLIC LIMITED COMPANY

ISHARES III PUBLIC LIMITED COMPANY

ISHARES MSCI ACWI EX US INDEX FUND

ISHARES MSCI ACWI INDEX FUND

ISHARES MSCI BRAZIL CAPPED ETF

ISHARES MSCI BRIC INDEX FUND

ISHARES MSCI EMERGING MARKETS INDEX FUND

ISHARES PUBLIC LIMITED COMPANY

ISHARES PUBLIC LIMITED COMPANY

ISHARES PUBLIC LIMITED COMPANY

ISHARES VII PUBLIC LIMITED COMPANY

JOHN DEERE PENSION TRUST

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

KAISER PERMANENTE GROUP TRUST

KENTUCKY RETIREMENT SYSTEMS

KENTUCKY RETIREMENT SYSTEMS INSURANCE TRUST FUND

LAY EMPLOYEES RETIREMENT PLAN OF THE ARCHDIOCESE OF PHILADELPHIA

LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY

LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST

LEGG MASON GLOBAL FUNDS, P.L.C.

LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM

LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND

MARSH & MCLENNAN MASTER RETIREMENT TRUST

MASCO CORPORATION RETIREMENT MASTER TRUST

MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

MICROSOFT GLOBAL FINANCE

MINISTRY OF STRATEGY AND FINANCE

MINISTRY OF STRATEGY AND FINANCE

MINISTRY OF STRATEGY AND FINANCE

MOUNT WILSON GLOBAL FUND L.P.

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY OF FIRST STATE INVESTMENTS ICVC - FIRST STATE GLOBAL LI

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING

NORTHERN TRUST INVESTMENT FUNDS PLC

NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST

NZAM EM8 EQUITY PASSIVE FUND

OMERS ADMINISTRATION CORPORATION

OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND

PAX WORLD FUNDS SERIES TRUST I - PAX WORLD WOMENS EQUITY FUND

PICTET - EMERGING MARKETS INDEX

PICTET - WATER

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD UTILITIES EQUITY FUND

PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY CURRENCY HEDGED FUND

PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY FUND

PPL SERVICES CORPORATION MASTER TRUST

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PSEG NUCLEAR LLC MASTER DECOMMISSIONING TRUST

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

PUBLIC SECTOR PENSION INVESTMENT BOARD

PYRAMIS GLOBAL EX U.S. INDEX FUND LP

RAYTHEON COMPANY MASTER TRUST

ROCHE US DB PLANS MASTER TRUST

RUSSELL EMERGING MARKETS EQUITY POOL

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND

SANFORD  C. BERNSTEIN FUND, INC. - TAX-MANAGED INTERNATIONAL PORTFOLIO

SANFORD C. BERNSTEIN FUND, INC - OVERLAY A PORTFOLIO

SANFORD C. BERNSTEIN FUND, INC - TAX-AWARE OVERLAY A PORTFOLIO

SANFORD C. BERNSTEIN FUND, INC. - INTERNATIONAL PORTFOLIO

SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO

SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SOUTH DAKOTA RETIREMENT SYSTEM

SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION

SPDR S&P EMERGING MARKETS ETF

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

STATE OF OREGON

STATE OF OREGON

STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

SUNSUPER POOLED SUPERANNUATION TRUST

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE BANK OF KOREA

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPAL CHURCH IN THE USA

THE GMO EMERGING MARKETS FUND

THE HARTFORD ROMAN CATHOLIC DIOCESAN CORPORATION RETIREMENT PLANS MASTER TRUST

THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING MARKETS SMID FUND

THE MONETARY AUTHORITY OF SINGAPORE

THE MONETARY AUTHORITY OF SINGAPORE

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE PFIZER MASTER TRUST

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND

THE TRUSTEES OF SAINT PATRICKS CATHEDRAL IN THE CITY OF NEW YORK

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

TIME WARNER CABLE PENSION PLAN MASTER TRUST

TYCO ELECTRONICS DEFINED BENEFIT PLNS MASTER TST

UPS GROUP TRUST

USAA EMERGING MARKETS FUND

UTAH STATE RETIREMENT SYSTEMS

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INTERNATIONAL VALUE FUND

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VIRGINIA RETIREMENT SYSTEM

WASHINGTON STATE INVESTMENT BOARD

WELLS FARGO ADVANTAGE DIVERSIFIED INTERNATIONAL FUND

WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO

WELLS FARGO ADVANTAGE INTERNATIONAL VALUE PORTFOLIO

WHEELS COMMON INVESTMENT FUND

WISDOMTREE EMERGING MARKETS CONSUMER GROWTH FUND

WISDOMTREE EMERGING MARKETS DIVIDEND GROWTH FUND

WISDOMTREE GLOBAL EX-US DIVIDEND GROWTH FUND

WISDOMTREE GLOBAL EX-US UTILITIES FUND

WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 16, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.